

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



BY COURIER

No/Date : f/DI :J64 | 17-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA



SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH, D.C. 152 SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A statement regarding Press Comment (PPC S.A.)



PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

Regarding today's article of the daily newspaper "KATHIMERINI" entitled "PPC" (Public Power Corporation S.A.): a strategic alliance with the powerful French EDF", let us inform you that no discussions are under way and no plan has been agreed between PPC S.A. and the French Power Corporation EDF on the joint implementation of new investments on the domestic and European market.

Athens, 17 March 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI 264 / 17-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A statement regarding Press Comment (PPC S.A.)


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

PRESS RELEASE

Regarding today's article of the daily newspaper "KATHIMERINI" entitled "PPC" (Public Power Corporation S.A.): a strategic alliance with the powerful French EDF", let us inform you that no discussions are under way and no plan has been agreed between PPC S.A. and the French Power Corporation EDF on the joint implementation of new investments on the domestic and European market.

Athens, 17 March 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Φ/ΔΙ: 174/18-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding new Board of Directors.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding new Board of Directors.



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A. formed a body following the resolution March 10, 2005 of the Board of Directors of the Company, as follows:

1. Mr. Yannis Paleokrassas, Chairman BoD (executive member)
2. Mr. Dimitrios-Antonios Maniatakis, C.E.O. (executive member)
3. Ms. Paraskevi Athanassia (non executive member)
4. Mr Charalambos David (non executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority - non executive member)
6. Mr. Panagiotis Loftsalis (representative of employees - non executive member)
7. Mr. Evaggelos Magirou (non executive member)
8. Mr. Ioannis Manos (representative of the minority - non executive member)
9. Mr. Raphael Moissis (non executive member)
10. Mr. Ioannis Panagopoulos, (representative of OKE* - non executive member)
11. Mr. Anastasios Petrou (representative of employees - non executive member)

* OKE: Greek Economic and Social Committee

Athens, March 18, 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D12174/18-3-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding new Board of Directors.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement regarding new Board of Directors.



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of Public Power Corporation S.A. formed a body following the resolution March 10, 2005 of the Board of Directors of the Company, as follows:

1. Mr. Yannis Paleokrassas, Chairman BoD (executive member)
2. Mr. Dimitrios-Antonios Maniatakis, C.E.O. (executive member)
3. Ms. Paraskevi Athanassia (non executive member)
4. Mr Charalambos David (non executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority - non executive member)
6. Mr. Panagiotis Loftsalis (representative of employees - non executive member)
7. Mr. Evaggelos Magirou (non executive member)
8. Mr. Ioannis Manos (representative of the minority - non executive member)
9. Mr. Raphael Moissis (non executive member)
10. Mr. Ioannis Panagopoulos, (representative of OKE* - non executive member)
11. Mr. Anastasios Petrou (representative of employees - non executive member)

* OKE: Greek Economic and Social Committee

Athens, March 18, 2005